Exhibit (a)(5)(G)

Filed
12 November 16 A11:13 John Warren County Clerk Dallas County

CAUSE NO. CC-12-06941-D

DOUG GARDNER, individually and on	§	IN THE COUNTY COURT
behalf of all others similarly situated,	§
§
Plaintiff,	§
§
vs.	§
§
TITANIUM METALS CORPORATION,	§	AT LAW NO. 4
PRECISION CASTPARTS CORP., ELIT	§
ACQUISITION SUB CORP., HARLOD C.	§
SIMMONS, STEVEN L. WATSON, GLENN	§
R. SIMMONS, THOMAS P. STAFFORD,	§
PAUL J. ZUCCONI, KEITH R. COOGAN	§
and TERRY N. WORRELL,	§
§
Defendants.	§	DALLAS COUNTY, TEXAS

PLAINTIFF’S ORIGINAL CLASS ACTION PETITION

Plaintiff, Doug Gardner, by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

DISCOVERY LEVEL

Pursuant to Rule 190.3 of the Texas Rules of Civil Procedure, Plaintiff alleges that this case should be controlled under Level 2.

PARTIES

1. Plaintiff, Doug Gardner, is an individual domiciled in the State of Florida and residing at 120 Sunrise Ave., Lantana, FL. The Plaintiff is, and at all times relevant hereto has been, a TIMET shareholder.

2. Defendant Titanium Metals Corporation (“TIMET”) is a Delaware corporation whose principal executive offices are located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas. TIMET

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produces and sells titanium melted and mill products. TIMET distributes its products through its sales force in the United States and Europe; and through independent agents and distributors internationally. TIMET’s common stock is publicly traded on the NYSE under the symbol “TIE.”

3. Defendant Precision Castparts Corp. (“PCC”) is a worldwide, diversified manufacturer of complex metal components and products. PCC serves the aerospace, power, and general industrial markets. PCC’s common stock is publicly traded on the NYSE under the symbol “PCP.”

4. Defendant ELIT Acquisition Sub Corp. (the “Merger Sub”) is a wholly-owned subsidiary of PCC.

5. Individual Defendant Harold C. Simmons (“H. Simmons”) has served as the Chairman of the Board since November 2005. H. Simmons was previously Vice Chairman of the Board and a director of TIMET since August 2004. H. Simmons served as Chief Executive Officer of TIMET from November 2005 until the appointment of Steven L. Watson to that position in January 2006. H. Simmons is Chairman of the Board of 1) Valhi Inc. (“Valhi”), a diversified holding company engaged in the manufacture of titanium dioxide pigments through its majority interest in Kronos Worldwide, Inc. (“Kronos”), the manufacture of ergonomic computer support systems, precision ball bearing slides and security products through its majority interest in CompX International Inc. (“CompX”) and in waste management, 2) Contran Corporation (“Contran”), a diversified holding company and 3) NL Industries, Inc. (“NL”). H. Simmons is also Chief Executive officer of NL and Chairman of the Board and Chief Executive Officer of Kronos. H. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1961. Valhi, Contran, NL, Kronos and CompX may be deemed to be affiliates of TIMET. H. Simmons is a brother of Glenn R. Simmons. As of March 30, 2012, H. Simmons and other entities or individuals related to H. Simmons held, in the aggregate, approximately 54.1% of TIMET outstanding shares of common stock.

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6. Individual Defendant Steven L. Watson (“Watson”) has been Vice Chairman of the TIMET board since 2005 and on the Board of Directors since 2000. Watson also served as Chief Executive Officer from 2006 to December 2009 and as President during 2006. Since prior to 2006, Watson has been President and a director of Contran and President, Chief Executive Officer and a director of Valhi. Watson has also served as Chief Executive Officer of Kronos Worldwide since February 2009 and its Vice Chairman of the board since prior to 2006. Watson has served as a director of CompX, Keystone and NL since prior to 2006. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980. Watson is the beneficial owner of 183,735 TIMET shares.

7. Individual Defendant Glenn R. Simmons (“G. Simmons”) has been a director of TIMET since 1999. G. Simmons is Chairman of the Board of CompX. Since 1987, G. Simmons has been Vice Chairman of the Board of Valhi and of Contran. G. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1969. G. Simmons is also a director of NL and Kronos. G. Simmons is the brother of H. Simmons. Keystone, Valhi, NL, Kronos and CompX may be deemed to be affiliates of TIMET. G. Simmons is the beneficial owner of 167,379 TIMET shares.

8. Individual Defendant Thomas P. Stafford (“Stafford”) was reappointed to the TIMET Board of Directors in January 2006. Stafford previously served on TIMET's Board of Directors from 1996 until 2003. Stafford currently serves on the board of NL and is Chairman of NL's audit and management development and compensation committees. Stafford is Chairman of each of the Audit Committee, the Management Development and Compensation Committee and the Nominations Committee. Stafford is the beneficial owner of 5,500 TIMET shares.

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9. Individual Defendant Paul J. Zucconi (“Zucconi”) has been a director of TIMET since 2002. Zucconi is a member of the Audit Committee and is the Audit Committee “Financial Expert”. Zucconi is the beneficial owner of 10,000 TIMET shares

10. Individual Defendant Keith R. Coogan (“Coogan”) has served on the Board since 2006. Coogan was a director of Software CompX from 2002 to 2006. Coogan is a member of TIMET’s Audit Committee and Management Development and Compensation Committee. Coogan is the beneficial owner of 5,500 TIMET shares.

11. Individual Defendant Terry N. Worrell (“Worrell”) served as a director of TIMET in 2003 before becoming a director of NL, where he continues to serve as a director and member of NL’s audit committee. Worrell is a member of the Audit Committee, Management Development and Compensation Committee, and Nominations Committee.

12. Individual Defendants Harold C. Simmons, Steven L. Watson, Glenn R. Simmons, Thomas P. Stafford, Keith R. Coogan and Terry N. Worrell are, and at all times relevant hereto have been, directors of TIMET.

13. The Defendants named in paragraphs 5-11 are referred to herein as “Individual Defendants” or “Director Defendants.”

14. By reason of their positions as officers and/or directors of the Company, the Individual Defendants named above are in a fiduciary relationship with Plaintiff and the other public shareholders of TIMET and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.

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JURISDICTION AND VENUE

15. This Court has jurisdiction over this action because it is an action for injunctive relief. Pursuant to Texas Civil Practice and Remedies Code §15.002(1), venue is proper in Dallas County, Texas, as all or substantially all of the conduct giving rise to the claims asserted in this cause occurred in Dallas County, Texas. In addition, venue is proper in Dallas County, Texas pursuant to Texas Civil Practice and Remedies Code §§ 15.002(2) & 15.005 because TIMET is headquartered and with its principal place of business located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas.

SUMMARY OF THE ACTION

16. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of TIMET (or the “Company”), against TIMET, its Board of Directors (the “Board” or the “Individual Defendants), PCC and its wholly-owned subsidiary the Merger Sub (the Board, TIMET, PCC and the Merger Sub are collectively referred to hereafter as “Defendants”), arising out of an all-cash tender offer valued at approximately $2.9 billion. Under the terms of the transaction, TIMET shareholders will receive $16.50 per share for each share of TIMET stock they own (the “Proposed Acquisition”).

17. In connection with the definitive Agreement and Plan of Merger entered into by and among the Defendants on November 9, 2012 (the “Merger Agreement”), the obligation of the Merger Sub to purchase shares tendered in the offer is subject to certain conditions, among those conditions, a majority of the outstanding shares not owned by the Company’s principal stockholders, Contran Corporation (“Contran”) and its affiliates, who in the aggregate own approximately 54% of the outstanding shares of the Company’s common stock, must tender (the “Minimum Tender Condition”).

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18. Significantly, concurrently with the execution of the Merger Agreement, Contran and certain of its affiliates (the “Executing Stockholders”) have entered into a Support Agreement (the “Support Agreement”), effective as of November 9, 2012, with PCC and Merger Sub. Pursuant to the Support Agreement, the Executing Stockholders have agreed to, among other things, tender their shares of Company common stock in the tender offer and, if necessary, vote such shares in favor of the Proposed Acquisition and against any alternative acquisition proposal. An aggregate of 79,224,055 shares of the Company’s common stock are subject to the Support Agreement, representing approximately 45% of the Company’s outstanding shares of common stock.

19. The Support Agreement sets out the Executing Stockholders as follows:

SCHEDULE 1

STOCKHOLDERS

Stockholder*	Shares Owned
Valhi Holding Company	41,878,081
Contran Corporation	3,322,355
Annette C. Simmons	21,856,875
Harold C. Simmons	5,630,787
The Annette Simmons Grandchildren’s Trust	14,132

SCHEDULE 2

AFFILIATED STOCKHOLDERS

Affiliated Stockholder*	Shares Owned
Kronos Worldwide, Inc.	4,245,769
NL Industries, Inc.	882,568
Valhi, Inc.	826,959
NL Environmental Management Services, Inc.	566,529

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20. In approving the Proposed Acquisition, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell TIMET without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Acquisition to benefit themselves and/or PCC without regard for TIMET’s public shareholders. Moreover, as alleged further herein, PCC aided and abetted the Individual Defendants’ breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to TIMET’s shareholders.

STATEMENT OF FACTS

A.	The Proposed Acquisition.

21. On November 9, 2012, TIMET issued a press release announcing that it had agreed to be acquired by PCC in an all-cash tender offer in which TIMET stockholders will receive $16.50 cash for each share of TIMET common stock they own. The transaction has a total value of approximately $2.9 billion. The press release reads, in relevant part, as follows:

DALLAS, TEXAS … November 9, 2012 … Titanium Metals Corporation (“TIMET”) (NYSE: TIE) today announced that it has entered into a definitive merger agreement under which Precision Castparts Corp. (“PCC”) (NYSE: PCP), has agreed to acquire all of the common stock of TIMET for $16.50 per share in cash. The total equity value of the transaction is approximately $2.9 billion. The cash consideration represents a premium of 36% over the 30-day average of TIMET shares and a 44% premium to the closing price of TIMET shares on November 8, 2012.

Under the terms of the merger agreement, PCC will commence by November 20, 2012 an all-cash tender offer to acquire 100 percent of the outstanding common stock of TIMET for $16.50 per TIMET share, net to the tendering holder in cash. PCC will acquire any TIMET shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the tender offer. Completion of the tender offer will be subject to certain customary conditions, including tender of the majority of the outstanding shares of TIMET common stock not owned by TIMET’s principal

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stockholders, Contran Corporation (“Contran”) and its affiliates, who in the aggregate own approximately 54% of the outstanding shares of TIMET common stock, and the receipt of anti-trust approvals in the United States and the EU. The tender offer is expected to be completed in December 2012, subject to fulfillment of the conditions. Contran and certain of its affiliates, who collectively hold 45% of the outstanding shares of TIMET common stock, have committed to tender their shares in the tender offer. There can be no assurance that the tender offer will be completed, or if completed, that it will be completed in December 2012.

The merger agreement has been approved by the PCC Board of Directors. TIMET’s board of directors established a special committee consisting of independent members of the board which, with the assistance of their legal and financial advisors, evaluated, negotiated, and determined that the merger agreement and the tender offer were advisable, fair and in the best interest of TIMET and its stockholders (other than Contran and its affiliates). The TIMET board of directors approved the merger agreement, following the recommendation of the special committee.

The merger agreement includes a “go shop” provision whereby the special committee of the TIMET board of directors, with the assistance of its independent advisors, will actively solicit superior acquisition proposals from third parties for 45 days following the signing of the merger agreement. TIMET does not intend to disclose developments with respect to this solicitation process unless and until the special committee has made a decision with respect to the alternative proposals, if any, it receives. No assurances can be given that the solicitation of superior proposals will result in an alternative transaction.

Morgan Stanley & Co. LLC is acting as financial advisor to the special committee of TIMET’s board of directors, and Weil, Gotshal & Manges LLP is acting as the special committee’s legal advisor.

22. The timing of the Proposed Acquisition follows a year in which TIMET experienced “record shipments of both melted and mill products.” In 2011, net sales increased approximately 19% to $258.7 million and net income attributable to common stockholders increased approximately 23%. In the February 29, 2012, Q4 and full year 2011 results press release, Bob O’Brien (“O’Brien”), President and CEO of TIMET indicated a bright future for the Company based on “expanding and extending” supply agreements, a “Strong commercial aircraft order backlog” and recent industry forecasts that indicate “record aircraft deliveries in each of the next three years and a record number of total aircraft expected to be produced over the next 10 years.” The press release states, in relevant part:

During the year, we continued expanding and extending our long term supply agreements with many of our customers including Boeing, Rolls Royce, Pratt & Whitney, GE Aircraft Engines, Sikorsky and others, in most cases extending these agreements through 2017 or 2020. These agreements continue to secure a significant share of the titanium requirements for the aerospace market and provide us with major positions on key growth platforms such as the Boeing 787, Airbus A380 and A350 XWB, Boeing 737 MAX and Airbus A320 NEO and JSF. Many of these agreements also include joint technology research cooperation agreements, making TIMET a preferred partner in the development of new titanium technology applications for these customers’ current and future programs.

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We also continue to enhance our production capacities and capabilities and extend our product technology. In the fourth quarter of 2011, we acquired certain assets, intellectual property and know-how that will provide the capability to manufacture high quality titanium and other specialty alloy PREP® powder. Construction is underway to upgrade and install the equipment, and we expect the powder facility to be operational by the second half of 2012. With the acquired assets and our existing technical resources and industry expertise, TIMET will develop a unique capability to consistently produce high quality titanium powder that our customers require to efficiently achieve near-net-shape manufacturing of complex parts. We have also commissioned the addition of a plasma cold hearth melt furnace at our facility in Morgantown, Pennsylvania, currently expected to be completed in 2013. The plasma melting technology will enhance our capabilities to meet the growing demand for complex, high-temperature alloys utilized more extensively in new generation aircraft engines and will complement our extensive electron beam and vacuum arc remelt capabilities.

Strong commercial aircraft order backlog, together with continued development and production of next generation aircraft and the re-introduction of legacy aircraft with new fuel efficient engines, signal that the industry has entered the sustained growth period that industry experts have forecasted. The most recent industry forecast indicates record aircraft deliveries in each of the next three years and a record number of total aircraft expected to be produced over the next 10 years. We believe that the financial strength and operating flexibility we have established over the past several years position us to take advantage of these opportunities.

23. On May 8, 2012, TIMET reported Q1 2012 reported net sales of $276.7 million for the first quarter of 2012 compared to $252.0 million for the first quarter of 2011, a 10% increase. Per the press release, O’Brien stated that TIMET had “entered the sustained growth period forecasted by industry experts.” The press release states in relevant part:

The continued development and production of next generation aircraft, combined with the resurgence in orders for recently reintroduced legacy models with new engines engineered for improved fuel efficiency and a strong OEM order backlog, are indicators that our industry has entered the sustained growth period forecasted by industry experts. Aircraft deliveries over a longer time horizon are also expected to remain strong as fuel efficiency and expansion of the global fleet in developing areas, such as Asia, the Middle East and South America, support future demand. Based on current industry dynamics, we expect continued strong commercial aerospace mill product deliveries for the remainder of the year and foreseeable future.

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We have been successful over the past several years in establishing significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes and together with the benefit of our customer long-term agreements, believe these core strengths will serve us well in the current environment of strong demand.

24. In recognition of TIMET’s strong performance to date, on May 17, 2012, the Company declared a quarterly dividend of $.075 per share on its common stock, payable on June 20, 2012, to stockholders of record as of the close of business on June 11, 2012.

25. TIMET reported Q2 2012 results on August 8, 2012, wherein O’Brien stated, “We remain confident in a sustained growth pattern over the next several years in the commercial aerospace sector as the projected timelines for global fleet replacement and expansion are expected to generate significant titanium demand for our business in the years to come.” (Emphasis added). O’Brien continued, “Our significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes, together with the benefit of our customer long-term agreements, will allow us to efficiently manage our cost structure and production levels to maximize returns in the current environment of strong demand.” Sales for the quarter increased to $281.7 million compared to $272 million for Q2 2011.

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26. On October 25, 2012, TIMET announced a second quarterly dividend of $.075 per share on its Common Stock, payable on December 19, 2012 to stockholders of record as of the close of business on December 7, 2012.

27. The decision to enter into the Proposed Acquisition is curious in light of the Company’s stellar financial performance over the past year and the Company’s numerous statements that indicate burgeoning growth of the aerospace industry coupled with TIMET’s strategic position within that industry. Per O’Brien, moving ahead TIMET envisions continued growth in the commercial aerospace sector over the long term. The Company believes that its customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will be instrumental in growing its aerospace business in the future. In order to meet the demand, the Company has also initiated several capital projects to increase melt capacity and improve efficiency at certain facilities in the U.S. and abroad with completion expected to coincide with the significant ramp up of production.

28. TIMET remains confident of ensuring maximum returns through its cost efficient programs and manufacturing and raw material flexibility. For instance, on November 9, 2012, the same day the Proposed Acquisition was announced, O’Brien stated in the Company’s Q3 2012 press release the following:

The commercial aerospace sector is poised for sustained growth over the next several years as announced production rates for next-generation airframes and engines are achieved. Record backlogs for commercial aircraft manufacturers reflect the demand for global fleet replacement and expansion, which will drive significant titanium demand for our business for years to come. This long-term growth pattern is unaffected by temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial sector that may affect the industry from time to time. We believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands,

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we have several capital projects in progress to increase melt capacity and capability, and to improve efficiency at facilities in the U.S. and abroad, with completion expected to coincide with the significant ramp up of production.

Our raw material flexibility and committed customer base, together with highly efficient manufacturing processes, will allow us to manage our cost structure and production levels to respond and capitalize on the expected growth opportunities ahead.

29. While the press release announcing the Proposed Acquisition touts the purchase price as a 36.6% premium over the 30-day average of TIMET shares and a 44% premium to the closing price of TIMET shares on November 8, 2012, significantly, TIMET shares traded as high as $16.53 on January 19, 2012. Additionally, at least one Yahoo! Finance analysts following the Company has placed a $17 per share price target for TIMET stock. Furthermore, analysts expect record sales growth of 18.8% by December of 2013.

30. “It is a good acquisition,” said Richard Whittington, an analyst with Drexel Hamilton. “Precision Castparts has a long history of handling supplier acquisitions very well and reducing costs.” Added PCC CEO Mark Donegan, “This transaction is truly a needle mover, a deal that offers Precision Castparts and our customers a wide range of opportunities going forward.” According to Bloomberg the deal price represents a paltry multiple of about 1.7 times total assets, compared with the 1.96 median of four comparative deals in the recent past, data shows.

31. According to the October 31, 2012, The Motley Fool article “It’s Time to Buy This Future High Flyer,” the titanium industry is being driven by “unprecedented aerospace demand.” According to RTI International, the titanium industry will grow by 8.4% annually through 2016 and overall demand growing by 6.9%. Naturally, as the world’s largest supplier of titanium, TIMET is uniquely positioned to benefit from the growing use of air travel particularly in Asia-Pacific and the Middle East.

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32. Concurrently with the execution of the Merger Agreement, the Executing Stockholders have entered into the Support Agreement pursuant to which, the Executing Stockholders have agreed to tender their shares of TIMET stock in the tender offer and, if necessary, vote such shares in favor of the Proposed Acquisition and against any alternative acquisition proposal. An aggregate of 79,224,055 shares of the Company’s common stock are subject to the Support Agreement, representing approximately 45% of the Company’s outstanding shares of common stock.

33. By acquiring the Company now, PCC stands to realize the benefits of TIMET’s enviable market position in a billion dollar industry primed for record growth. Case and point, following the announcement of the Proposed Acquisition, PCC’s stock surged 6% from $169.59 to $179.97 on November 13, 2012, as investors flocked to acquire PCC shares before the benefits of the Proposed Acquisition could even be recognized.

34. Additionally, given the fact that Defendant H. Simmons controls approximately 54% of the common stock, there is substantial sentiment that his effort to sell the Company now is based on his desire to sell his shares before the end of the year and the uncertainty associated with taxes on capital gains rather than any real concern for maximizing value for the minority shareholders. Indeed, it is not coincidence that three (3) days after the Presidential election, H. Simmons, who donated $17 million to the Romney campaign, announced this deal. If the Proposed Acquisition is consummated, TIMET stockholders will be stripped of their equity interest in the Company and unable to realize the full value and potential of their investment.

35. As such, the Proposed Acquisition will allow PCC to purchase TIMET at an unfairly low price while availing itself of TIMET’s significant value and upside or long-term potential.

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B.	Deal Preclusive Mechanisms.

36. The Merger Agreement contains certain provisions that unduly benefit PCC by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, after a brief 45-day “go shop” period, the Merger Agreement contains a “no solicitation” provision that restricts TIMET from considering alternative acquisition proposals by, inter alia, constraining TIMET’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits TIMET from soliciting any alternative proposal, but permits the Board to consider a written Takeover Proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders

37. The Merger Agreement also contains a termination fee provision exposing TIMET to up to $101,005,000.00 in termination fees/expenses to PCC if the Merger Agreement is terminated after the go-shop period, and a termination fee/expense of $50.5 million during the go-shop period.

38. Conversely, the Merger Agreement does not contemplate PCC paying a reverse termination fee under any circumstances. The effect of the termination fee will be to make the Company that much more expensive for an alternative bidder while resulting in a corresponding decline in interest.

39. Further, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide PCC information in order to match any other offer, thus providing PCC access to the unsolicited bidder’s financial information and giving PCC the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of PCC.

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40. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by PCC, TIMET and the Merger Sub.

C.	The Individual Defendants’ Fiduciary Duties.

41. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a)	adversely affects the value provided to the corporation’s shareholders;

(b)	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)	contractually prohibits them from complying with their fiduciary duties; and/or

(d)	will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

42. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of TIMET, are obligated to refrain from:

(a)	participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)	participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

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43. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of TIMET, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their TIMET common stock in the Proposed Acquisition.

44. As a result of these breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action as a class action, individually and on behalf of all holders of TIMET common stock who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

46. This action is properly maintainable as a class action because, inter alia:

(a)	The Class is so numerous that joinder of all members is impracticable. TIMET’s stock is publicly traded on the NYSE and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b)

There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of TIMET’s public shareholders; (ii) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether PCC, Merger Sub and/or TIMET aided

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and abetted the Individual Defendants’ breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)	Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

CAUSES OF ACTION

Count One - Breach of Fiduciary Duty (against the Individual Defendants)

47. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

48. As alleged herein, Defendants have initiated a process to sell TIMET that undervalues the Company. In addition, by agreeing to the Proposed Acquisition, Defendants have capped the price of TIMET at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of TIMET’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Acquisition.

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49. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

50. Plaintiff and the members of the Class have no adequate remedy at law.

Count Two - Aiding and Abetting the Board’s Breaches of Fiduciary Duty

(against Defendants TIMET, PCC and Merger Sub)

51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52. Defendants PCC, Merger Sub and TIMET knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, PCC and Merger Sub obtained sensitive non-public information concerning TIMET’s operations and thus had the advantage to acquire the Company at an unfair price.

53. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

54. Plaintiff and the members of the Class have no adequate remedy at law.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of TIMET’s shareholders;

E. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

PLAINTIFF’S ORIGINAL CLASS ACTION PETITION -	Page 19

Respectfully submitted,

By:	/s/ Richard A. Illmer
Richard A. Illmer
State Bar No. 10388350
Chad A. Johnson
State Bar No. 24026259

BROWN MCCARROLL, L.L.P. 2001 Ross Avenue, Suite 2000 Dallas, TX 75201 Tel: 214.999.6100 Fax: 214.999.6170

BRODSKY & SMITH, LLC Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 (610) 667-6200 (610) 667-9029 (fax) Counsel for Plaintiff

PLAINTIFF’S ORIGINAL CLASS ACTION PETITION -	Page 20